Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within "Risk Factors" in this Form, as well as in the text of the Offering Agreement found in Appendix B, A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Transcripts:

Hello, I'm producer Kip Konwiser and I'm producing the movie Outlaws. And I'm thrilled to tell you a little bit about our show. Behind me are some of the stills as I'm standing here on location in Livingston, Montana, where we'll be filming the movie, starting in just a couple of weeks. You can see behind me the detail that our director, Mario Van Peebles is already begun with our fantastic crew in laying out what will be a first class.

Western will undoubtedly live in history, just like all of other Mario's seminal. I wanted to share with you though, a little bit of the specifics on our film. As you take a look at us and you see behind me some of the cast that we have confirmed to be in our movie, you see Mario Van Peebles up on there to my right.

Uh, leading our film along with his son right next to Whoopi Goldberg there that you see, and some of the other tremendous actors that we've accumulated on, what will undoubtedly be a film that will live forever people such as Bruce Dern, Danny Glover, Whoopy Goldberg. Who have not been together in a movie since color purple DC, young fly.

One of America's most successful in renowned comedians right now, traveling around the world, breaking them in, has taken a, a break from his schedule to be a part of the Outlaws. John Carol Lynch, who you'll recognize from the movie, Ted and many others. Cedric the entertainer from a number of your favorite TV shows Allen Payne from the house of pain.

Uh, our list goes on and on of the tremendous cast that we've been able to bring to the attention just recently, I can announce Neil McDonough and William Maya also joining our cast along with David Kaner. So pretty much in every role, you'll see, you're gonna be thrilled by the way that these fantastic actors with their tremendous background have transformed themselves into 1908 America for Mario's Outlaws.

We begin production in a couple of weeks at the end of September, and we end in October, the film will come out with Quiver Distribution and a fantastic marketing campaign. Theatrically and around the world in early 20, 23. Thanks for paying attention and taking a look at Outlaws. I look forward to getting to know you a little bit better as our process continues.

End of Transcripts.

In addition to the information expressly required to be included in this Form , please find included:

Review

1. Amendment to writer agreement
2. Article of Organization-CA
3. Article of Organization-MT
4. MT Tax Credit Approval Letter
5. Whoopi Goldberg Long Form Agreement
6. Cedric The Entertainer Long Form Agreement
7. Danny Glover The Entertainer Long Form Agreement
8. Operating Agreement Amended Executed
9. Stewart Mitchell agreement executed
10. FINANCING AGREEMENT "OUTLAW POSSE"